UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 31, 2018	3

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Grifols, S.A. Avinguda de Ia Generalitat152-158 08174 San!Cugat del Valles Barcelona - ESPANA Tel. [341 935 710 500 Fax [341935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Grifols S.A. (Grifols) informs about the sale of the companies Biotest US Corporation and Haema AG ("Biotest" and "Haema", respectively) to Scranton Enterprises B.V. ("Scranton") for the global amount of $537 million. Scranton is an existing shareholder of Grifols. Grifols acquired Haema on June 4, 2018 and Biotest on August 1, 2018 for an amount of €220 million and $286 million, respectively. The current sale of Biotest and Haema to Scranton is taking place for the same price, at the cunent $/€ exchange rate, and with the same te1ms and conditions existing when Grifols acquired both companies. Grifols will have a call option over all the shares of the companies sold to Scranton, and the ability to repmchase them at any time after the first year anniversary. The current plasma supply agreements have been extended to a 30-year period, ensming that all plasma collected by Biotest and Haema continues to be supplied to Grifols. In Barcelona, on December 31, 2018 Nuria Martin Barnes Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 31, 2018

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